UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  July 27, 2017 (July 24, 2017)

Origo Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-36757	20-3061907
(State or Other Jurisdiction	(Commission File	(IRS Employer
of Incorporation)	Number)	Identification Number)

708 Third Avenue

New York, New York 10017

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (212) 634-4512

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

ADDITIONAL INFORMATION ABOUT THE MERGER AND DISCLAIMER

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, ORIGO ACQUISITION CORPORATION (“ORIGO”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ORIGO’S SECURITIES, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION TRANSACTION WITH HIGHTIMES HOLDING CORP. (“HTH”), AS DESCRIBED IN THIS REPORT.

SHAREHOLDERS OF ORIGO AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ORIGO’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), IN CONNECTION WITH ORIGO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING (THE “EXTRAORDINARY GENERAL MEETING”) BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ORIGO’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2016, AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MAY 31, 2017, AND ORIGO’S PROXY STATEMENT ON SCHEDULE 14A, FILED WITH THE SEC ON FEBRUARY 27, 2017, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF ORIGO’S OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS AS SECURITY HOLDERS IN THE SUCCESSFUL CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN. ORIGO’S DEFINITIVE PROXY STATEMENT WILL BE DELIVERED TO SHAREHOLDERS OF ORIGO AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE TRANSACTIONS DESCRIBED IN THIS REPORT. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF SUCH DOCUMENTS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ORIGO ACQUISITION CORPORATION, 708 THIRD AVENUE, NEW YORK, NEW YORK 10017. THESE DOCUMENTS, ONCE AVAILABLE, AND ORIGO’S ANNUAL AND OTHER REPORTS AND PROXY STATEMENTS FILED WITH THE SEC CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (HTTP://WWW.SEC.GOV).

THE PROPOSED MERGER WILL BE SUBMITTED TO SHAREHOLDERS OF ORIGO FOR THEIR CONSIDERATION.   ORIGO INTENDS TO FILE RELEVANT MATERIALS WITH THE SEC, INCLUDING A REGISTRATION STATEMENT ON FORM S-4 FOR ORIGO THAT WILL INCLUDE A PROXY STATEMENT IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING, AND ORIGO WILL MAIL THE RELEVANT DOCUMENTS TO ITS SHAREHOLDERS AS OF THE RECORD DATE ESTABLISHED FOR VOTING ON MATTERS TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING. ORIGO”S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT, IN CONNECTION WITH ORIGO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ORIGO, HTH, THE MERGER AND CERTAIN OTHER MATTERS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE REDOMESTICATION OF ORIGO FROM THE CAYMAN ISLANDS TO NEVADA. SHAREHOLDERS MAY ALSO OBTAIN A COPY OF THE PROXY STATEMENT, ONCE AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC THAT WILL BE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, WITHOUT CHARGE, AT THE SEC’S WEBSITE LOCATED AT WWW.SEC.GOV, OR BY DIRECTING A REQUEST TO ORIGO ACQUISITION CORPORATION, 708 THIRD AVENUE, NEW YORK, NEW YORK 10017. THIS REPORT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR A SOLICITATION OF ANY VOTE OR APPROVAL, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

(i)

PARTICIPANTS IN THE SOLICITATION

ORIGO, HTH AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF ORIGO IN CONNECTION WITH THE MERGER. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL ALSO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 (AND WILL BE INCLUDED IN THE RELATED DEFINITIVE PROXY STATEMENT/PROSPECTUS) AND OTHER RELEVANT DOCUMENTS WHEN THEY ARE FILED WITH THE SEC.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

THIS REPORT INCLUDES “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THAT MAY NOT BE BASED ON HISTORICAL FACT, BUT INSTEAD RELATE TO FUTURE EVENTS, INCLUDING WITHOUT LIMITATION STATEMENTS CONTAINING THE WORDS “BELIEVE”, “MAY”, “PLAN”, “WILL”, “ESTIMATE”, “CONTINUE”, “ANTICIPATE”, “INTEND”, “EXPECT” AND SIMILAR EXPRESSIONS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING: THE ABILITY OF ORIGO AND HTH TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; THE ANTICIPATED BENEFITS OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER; AND STATEMENTS REGARDING THE OPERATION OF EACH OF ORIGO’S AND HTH’S BUSINESSES.

SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON A NUMBER OF ASSUMPTIONS, INCLUDING ASSUMPTIONS REGARDING THE ABILITY OF THE PARTIES TO SATISFY, IN A TIMELY MANNER, THE CONDITIONS CONTAINED IN THE MERGER AGREEMENT; THE RECEIPT OF ANY NECESSARY REGULATORY APPROVALS; GENERAL ECONOMIC CONDITIONS; THAT THE PARTIES’ RESPECTIVE BUSINESSES ARE ABLE TO OPERATE AS ANTICIPATED WITHOUT INTERRUPTIONS; COMPETITIVE CONDITIONS; AND CHANGES IN LAWS, RULES AND REGULATIONS APPLICABLE TO ORIGO AND HTH. ALTHOUGH MANAGEMENT OF ORIGO AND HTH BELIEVE THAT THE ASSUMPTIONS MADE AND EXPECTATIONS REPRESENTED BY SUCH STATEMENTS ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT A FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND DEVELOPMENTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN AND EVEN IF SUCH ACTUAL RESULTS AND DEVELOPMENTS ARE REALIZED OR SUBSTANTIALLY REALIZED, THERE CAN BE NO ASSURANCE THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES OR EFFECTS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS INCLUDE: NON-COMPLETION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING DUE TO THE PARTIES FAILING TO RECEIVE THE NECESSARY SHAREHOLDER, STOCK EXCHANGE AND REGULATORY APPROVALS OR THE INABILITY OF THE PARTIES TO SATISFY IN A TIMELY MANNER AND ON SATISFACTORY TERMS THE NECESSARY CONDITIONS; THE FAILURE TO MEET THE LISTING STANDARDS OF A NATIONAL SECURITIES EXCHANGE FOLLOWING THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; THE FAILURE OF HTH TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE PRODUCTS OR SERVICES; THE NATURE OF HTH’S BUSINESS IN THE REGULATED CANNABIS INDUSTRY, AND THE EFFECTS OF ENFORCEMENT OF FEDERAL AND STATE LAWS RELATING TO CANNABIS; ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS OR APPLICABLE LAWS, RULES AND REGULATIONS; AND OTHER FACTORS DETAILED FROM TIME TO TIME IN ORIGO’S PERIODIC DISCLOSURE. ALL FORWARD-LOOKING STATEMENTS AND INFORMATION MADE HEREIN ARE BASED ON THE PARTIES’ CURRENT EXPECTATIONS AND NEITHER PARTY UNDERTAKES AN OBLIGATION TO REVISE OR UPDATE SUCH FORWARD LOOKING STATEMENTS AND INFORMATION TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES, EXCEPT AS REQUIRED BY LAW.

(ii)

NO OFFER OR SOLICITATION OF SECURITIES

THIS REPORT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

(iii)

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Origo’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety.  Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Description of the Merger Agreement and Merger Consideration

On July 24, 2017, Origo Acquisition Corporation, a Cayman Islands company (including the Successor (as defined below), “Origo”), entered into a Merger Agreement (the “Merger Agreement”) with Hightimes Holding Corp., a Delaware corporation (“HTH”), HTHC Merger Sub, Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of Origo (“Merger Sub”), and Jose Aldeanueva, in the capacity as the representative for the shareholders of Origo (other than HTH stockholders) (the “Origo Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into HTH, with HTH continuing as the surviving entity (the “Merger”) and all holders of HTH equity securities and warrants, options and rights to acquire or securities that convert into HTH equity securities (collectively, “HTH Securities”) will convert into Origo common shares and, with respect to options, options to acquire Origo common shares. More specifically at the effective time of the Merger (the “Effective Time”):

●	All holders of HTH Securities (excluding HTH options, as described below) shall be entitled to receive in the Merger an aggregate of Twenty-Three Million Four Hundred Seventy-Four Thousand One Hundred Seventy Eight (23,474,178) common shares of Origo (the “Merger Consideration”), which is equal to Two Hundred Fifty Million Dollars ($250,000,000) divided by the agreed upon value of the Origo common shares to be issued as Merger Consideration of $10.65 per share.

●	Each holder of capital stock of HTH shall receive for each share of capital stock of HTH its pro rata share of the Merger Consideration, treating any outstanding shares of HTH’s preferred stock on an as-converted to Class A common stock basis (and after deducting from the Merger Consideration payable to such holders of capital stock, the Origo common shares issuable to the holders of HTH’s 8% senior secured convertible promissory notes in an initial aggregate principal amount of $30 million (“HTH Purchase Notes”), as described below).

●	Any warrants and other rights to acquire equity securities of HTH, and all other securities that are convertible into or exchangeable for equity securities of HTH, (A) if exercised or converted prior to the Effective Time, shall have the resulting shares of capital stock of HTH issued upon such exercise treated as outstanding shares of capital stock of HTH, and (B) if not exercised or converted prior to the Effective Time will be terminated and extinguished at the Effective Time (except for the HTH Purchase Notes, which shall be converted as described below, and the outstanding HTH options, which shall be assumed by Origo as described below).

●	The HTH Purchase Notes that are outstanding as of the Closing shall automatically be converted in a number of Origo common shares calculated by dividing the outstanding principal and interest of all such HTH Purchase Notes and dividing such amount by the closing price of Origo’s common shares on the date of the Closing.

●	All outstanding HTH options will be assumed by Origo and be converted into an option to purchase Origo common shares (each, an “Origo Assumed Option”) under the New Equity Incentive Plan (as defined below) to be adopted by Origo in connection with the Closing, keeping the same vesting schedule, but with the number of shares and price per share being equitably adjusted. Origo Assumed Options shall be in addition to the Merger Consideration and will dilute all holders of Origo securities.

The Merger Agreement also provides that, immediately prior to the Effective Time, Origo will reincorporate under the laws of the State of Nevada, whether by reincorporation, statutory conversion or otherwise (the “Conversion” and, the successor-in-interest of Origo after the Conversion is referred to as the “Successor “).

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Origo, HTH and Merger Sub relating to, among other matters, (1) due organization and good standing, (2) authorization and binding agreement, (3) governmental approvals, (4) non-contravention, (5) capitalization, (6) financial statements, (7) absence of certain changes, (8) compliance with laws, (9) actions, orders and permits, (10) taxes, (11) employees and employee benefit plans, (12) intellectual property, (13) real and personal property, (14) material contracts, (15) transactions with affiliates, (16) the Investment Company Act, (17) finders and brokers and (18) with respect to Origo only, SEC filings and the trust account. HTH also made representations and warranties regarding (1) subsidiaries, (2) litigation, (3) Cannabis Cup events, (4) environmental matters, (5) title to and sufficiency of assets, (6) insurance, (7) top advertisers and suppliers, (8) disclosure, and (9) information supplied. Certain of the representations and warranties are qualified by the representing party’s knowledge and/or by materiality or material adverse effect. The representations and warranties made by the parties do not survive the Closing.

Covenants of the Parties

Each party agreed in the Merger Agreement to use their commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including covenants regarding (1) the provision of access to their properties, books and personnel, (2) confidentiality, (3) the operation of their respective businesses in the ordinary course of business, (4) Origo public filings and HTH’s interim financial statements, (5) notifications of certain breaches, consent requirements or other matters, (6) efforts to consummate the Closing and obtain third party and regulatory approvals, (7) target company business plan and further assurances, (8) registration statements and Origo shareholder approval matters, (9) public announcements, (10) acceptable securities exchange, (11) use of trust proceeds after the Closing, and (12) supplemental disclosure schedules.

Each of HTH and Origo also agreed not to solicit or enter into any alternative competing transactions during the Interim Period, although HTH has the right during such period to conduct a crowdfunding offering of up to a total of $2 million in the aggregate (and not more than $25,000 per investor), subject to certain additional limitations, as well as to make certain filings and take certain actions (but not close without Origo’s consent) with respect to a potential Regulation A + offering of up to $10 million.

Origo also agreed to prepare, with the assistance of HTH, and use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the Securities Act”) of (i) the issuance in the Conversion of securities of the Successor to the holders of the Origo shares, and (ii) the issuance of Merger Consideration to the holders of HTH Securities, and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Origo for the matters to be acted on at the extraordinary general meeting of the shareholders of Origo (the “Extraordinary General Meeting”) and providing such holders an opportunity in accordance with Origo’s organizational documents to have their shares of Origo redeemed in conjunction with the shareholder vote on the matters to be considered at the Extraordinary General Meeting. The matters to be acted upon at the Extraordinary General Meeting (the “Shareholder Approval Matters”) include (i) the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) the Conversion, (iii) the New Equity Incentive Plan, and (iv) such other matters as HTH and Origo shall mutually determine to be necessary or appropriate to effect the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Origo is also permitted to call an extraordinary general meeting of Origo’s shareholders to extend the deadline for Origo to consummate its initial business combination from September 12, 2017 to the December 12, 2017 (the “Extension”), offer to redeem its public shareholders in connection with such Extension and file any proxy statement or other filings in connection therewith.

The parties also agreed to take all necessary action, including causing the directors of Origo to resign, so that effective at the Closing, the entire board of directors of the Successor will consist of seven (7) individuals, a majority of which shall be independent directors in accordance with Nasdaq requirements (or, if applicable, the requirements of another exchange on which the Successor shares are listed or intended to be listed). The directors will be classified into three (3) classes, with each director holding office for a three-year term or until the next annual meeting of stockholders at which such director’s class is up for election and where his or her successor is elected and qualified (provided that the first annual meeting of stockholders will not be held prior to the one year anniversary after the Effective Time). Two (2) of the seven members of the post-Closing Board (the “Post-Closing Board”) shall be individuals (at least one of whom shall be an independent director) designated by Origo prior to the Effective Time. Four (4) of the members of the Post-Closing Board (at least three (3) of whom shall be independent directors) shall be designated by HTH prior to the Effective Time, and the seventh (7th) member of the Post-Closing Board shall be an individual selected by HTH prior to the Effective Time as the Chief Executive Officer of Origo and the Successor.

Origo also agreed, prior to the Extraordinary General Meeting, to have its board of directors adopt on behalf of Origo and/or the Successor a new equity incentive plan, which will be in form and substance reasonably acceptable to HTH (the “New Equity Incentive Plan”). Origo will submit the approval of the New Equity Incentive Plan to its shareholders for their ratification and approval at the Extraordinary General Meeting. The New Equity Incentive Plan will provide for awards for a number of Origo shares (including Assumed Origo Options) equal to up to ten percent (10%) of the aggregate number of Origo shares issued and outstanding immediately after the Closing.

Conditions to the Closing of the Merger Agreement

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of customary conditions and Closing deliverables, including (1) the Registration Statement having been declared and remain effective, (2) Origo’s shareholders having approved the Shareholder Approval Matters at the Extraordinary General Meeting in accordance with the Registration Statement, (3) all consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made, and any waiting periods (an any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws shall have expired or been terminated; (4) the consents required to be obtained or made from any third party (other than a governmental authority) in order to consummate the transactions contemplated by the Merger Agreement, that are set forth in a schedule thereto, shall have been obtained or made; (5) no governmental authority having enacted any Law which has the effect of making the transactions or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the Merger Agreement, (6) there shall be no pending action brought by a third party non-affiliate to enjoin or otherwise restrict the consummation of the Closing, (7) upon the Closing, after giving effect to the completion of Origo’s redemption of its public stockholders in connection with the Merger and the payment of all accrued and unpaid expenses, Origo shall have net tangible assets of at least $5,000,001, (8) HTH shall have received its required stockholder approval, (9) the parties’ respective representations and warranties shall be true and correct as of the Closing Date (subject to certain materiality qualifiers), (10) each of the parties shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Merger Agreement to be performed or complied with by it on or prior to the Closing Date, and (11) no event having occurred since the date of the Merger Agreement resulting in a material adverse effect upon the business, assets, liabilities, results of operations, prospects or condition of the other party and its subsidiaries, taken as a whole, or the other party’s ability to consummate the transactions contemplated by the Merger Agreement and ancillary documents on a timely basis (subject in each case to customary exceptions) (a “Material Adverse Effect”), which is continuing and uncured. The obligation of Origo and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver or certain additional conditions, including the receipt of certain employment agreements, the extension or refinancing of certain HTH debt, the exercise or related consent of certain HTH warrants, the payment and release of certain amounts owed by HTH under contracts and release of liens, the wind-down of certain inactive subsidiaries and the delivery of certain agreements from certain of HTH’s consultants and employees. In addition, each party shall have received duly executed copies of the various related agreements (as described below) in the forms attached to the Merger Agreement, including a consulting services agreement with Oreva Capital Corp., as described below.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including, among other reasons, (1) by mutual written consent of Origo and HTH, (2) by written notice by either Origo or HTH if the Closing has not occurred on or prior to September 12, 2017 (unless Origo seeks and receives the approval of its shareholders for the Extension, in which case such date will be the earlier of such Extension date or 90 days following delivery by HTH of its financial statements and other information required for the Registration Statement), (3) by written notice by either party for the other party’s uncured breach (subject to certain materiality qualifiers), (4) by HTH or Origo if there has been a Material Adverse Effect on the other party or its subsidiaries, as the case may be, since the date of the Merger Agreement which is uncured and continuing, (5) by written notice by Origo if it holds (a) its Special Meeting and it does not receive the requisite vote of its shareholders to approve the Shareholder Approval Matters or (b) a meeting for the Extension and it does not receive the requisite vote of its shareholders to approve the Extension, (6) by written notice by either party if HTH holds its stockholder meeting to approve the Merger Agreement and related transactions and such approval is not obtained, or if such approval is not otherwise obtained from HTH’s stockholders by written consent within 30 days after the Registration Statement being declared effective by the SEC or (7) by Origo if (a) HTH doesn’t deliver to Origo by July 31, 2017 (I) executed copies of all of the voting agreements from its shareholders that are executive officers or directors or otherwise hold at least 5% of the outstanding shares of HTH’s common stock or (II) audited financial statements for the calendar years 2015 and 2016, as well as unaudited interim financial statements for the first quarter of 2017, or (b) the audited financial statements for the calendar years 2015 and 2016 are materially different in an adverse manner from the unaudited financial statements for such periods that were provided to Origo prior to the signing of the Merger Agreement, including any of the consolidated revenues, net income before taxes or assets being more than 10% less than the amounts in the unaudited financial statements or the consolidated liabilities being more than 10% greater than the amounts in the unaudited financial statements.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to confidentiality, Closing, survival, trust fund waiver, termination, and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Merger Agreement prior to termination. There are no termination fees in connection with the termination of the Merger Agreement.

OAC Representative

Jose Aldeanueva, is serving as the OAC Representative under the Merger Agreement, and in such capacity will represent holders of Origo shares (other than HTH stockholders) with respect to certain matters under the Merger Agreement and the ancillary documents to which he is a party in such capacity.

Trust Account Waiver

HTH agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Origo’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting Agreements

HTH agreed to provide Origo by July 31, 2017 with executed voting agreements (each, a “Voting Agreement”) from HTH’s shareholders that are executive officers or directors or otherwise hold at least 5% of the outstanding shares of HTH’s common stock. Under the Voting Agreements, the HTH shareholders party thereto will generally agree to vote all of their HTH shares in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and refrain from taking actions that would adversely affect such HTH stockholder’s ability to perform its obligations under the Voting Agreement. Each Voting Agreement prevents transfers of the HTH shares held by the HTH stockholder party thereto between the date of the Voting Agreement and the date of the meeting of HTH stockholders.

The form of the Voting Agreement to be entered into by the HTH shareholders is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Voting Agreements is qualified in its entirety by reference thereto.

Non-Competition Agreement

At the Closing, certain equity holders of HTH (each, an “Owner”) will enter into Non-Competition and Non-Solicitation Agreements in favor of Origo, in substantially the form attached to the Merger Agreement (each, a “Non-Competition Agreement”), relating to the HTH’s business as currently conducted as specified in the Non-Competition Agreement (the “Business”). Under the Non-Competition Agreement, for a period of three years after the Closing (such period, the “Restricted Period”), the Owner will not and will not permit its affiliates to, without Origo’s prior written consent, anywhere in the United States, directly or indirectly engage in the Business (other than through a covered party) or own, manage, finance or control, or participate in the ownership, management, financing or control of, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, advisor or representative of, a business or entity (other than a covered party) that engages in the Business (a “Competitor”). However, the Owner and its affiliates will be permitted under the Non-Competition Agreement to own passive investments of no more than 4.99% of any class of outstanding equity interests in a Competitor that is publicly traded, so long as the Owner and its affiliates are not involved in the management or control of such Competitor. Under the Non-Competition Agreements, the Owner and its affiliates will also be subject to certain non-solicitation and non-interference obligations during the Restricted Period with respect to the Covered Parties’ respective (i) employees, consultants and independent contractors, (ii) customers and (iii) vendors, suppliers, distributors, agents or other service providers. The Owner will also be subject to non-disparagement provisions regarding the covered parties and confidentiality obligations with respect to the confidential information of the covered parties.

The form of the Non-Competition Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Non-Competition Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

At the Closing, certain HTH shareholders will enter into a Lock-Up Agreement with Origo, in substantially the form attached to the Merger Agreement (each, a “Lock-Up Agreement”). In such Lock-Up Agreement, each holder will agrees not to, during the period commencing from the Closing and (i), with respect to fifty percent (50%) of each type of the restricted securities, ending on the earlier of (A) the one (1) year anniversary of the date of the Closing, and (B) the date after the Closing on which HTH consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of HTH’s shareholders having the right to exchange their equity holdings in HTH for cash, securities or other property (a “Subsequent Transaction”), and (ii), with respect to the remaining fifty percent (50%) of the restricted securities, ending on the earliest of (A) the one (1) year anniversary of the date of the Closing, (B) the date after the Closing on which HTH consummates a Subsequent Transaction and (C) the date on which the Closing sale price of the Origo shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing: (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise.

The form of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Consulting Services Agreement

At the Closing, the Successor will enter into a Consulting Services Agreement with Oreva Capital Corp., a Delaware corporation (the “Consultant”), pursuant to which the Consultant is to perform certain services for the Successor, including administrative services, dealing with investment bankers, investor relations consultants and other members of the investment community (as authorized from time to time by the Board of Directors), and assisting in connection with proposed acquisitions, dispositions and financings. In consideration for such services, the Successor will pay the Consultant a monthly consulting fee of $35,000. Commencing in 2018, the Consultant may elect to have all or any portion of the consulting fee deferred and paid in shares of the Successor’s common stock, at a per share price equal to 100% of the closing price of the stock of the Successor. Adam Levin, the Chief Executive Officer and a director of HTH, is Managing Director of Oreva Capital Corp.

The form of the Consulting Services Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Item 8.01. Other Events.

On July 27, 2017, Origo and HTH issued a joint press release announcing that they had entered into the Merger Agreement.

The joint press release of Origo and HTH is attached as Exhibit 99.1 hereto and is incorporated into this Item 8.01 by reference.

Item 9.01 Financial Statements and Exhibits.

 (d) Exhibits

Exhibit Number	Description

2.1*	Merger Agreement, dated as of July 24, 2017, by and between Origo Acquisition Corporation, Hightimes Holding Corp., HTHC Merger Sub, Inc., and Jose Aldeanueva in the capacity as the Origo Representative.

10.1	Form of Voting Agreement by and among Origo Acquisition Corporation, Hightimes Holding Corp., and the shareholder of Hightimes Holding Corp. party thereto.

10.2	Form of Non-Competition and Non-Solicitation Agreement, by the shareholder of Hightimes Holding Corp. party thereto in favor of Origo Acquisition Corporation.

10.3	Form of Lock-Up Agreement by and between Origo Acquisition Corporation and the shareholders of Hightimes Holding Corp. party thereto.
10.4	Form of Consulting Services Agreement by and between High Times Media Corporation and Oreva Capital Corporation.
99.1	Joint Press Release of Origo Acquisition Corporation and Hightimes Holding Corp. dated July 27, 2017.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 27, 2017	ORIGO ACQUISITION CORPORATION

/s/ Edward J. Fred
	Name:	Edward J. Fred
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Merger Agreement, dated as of July 24, 2017, by and between Origo Acquisition Corporation, Hightimes Holding Corp., HTHC Merger Sub, Inc., and Jose Aldeanueva in the capacity as the Origo Representative.

10.1	Form of Voting Agreement by and among Origo Acquisition Corporation, Hightimes Holding Corp., and the shareholder of Hightimes Holding Corp. party thereto.

10.2	Form of Non-Competition and Non-Solicitation Agreement, by the shareholder of Hightimes Holding Corp. party thereto in favor of Origo Acquisition Corporation.

10.3	Form of Lock-Up Agreement by and between Origo Acquisition Corporation and the shareholders of Hightimes Holding Corp. party thereto.

10.4	Form of Consulting Services Agreement by and between High Times Media Corporation and Oreva Capital Corporation.

99.1	Joint Press Release of Origo Acquisition Corporation and Hightimes Holding Corp. dated July 27, 2017.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.